Exhibit 4.1

OPTION AGREEMENT

THIS AGREEMENT dated the 19th day of March, 2004.

BETWEEN:

Fayz Yacoub, of

6498—

128B Street

Surrey, British Columbia V3W 9P4

(hereinafter called the “Optionor”)

OF THE FIRST PART

AND:

Interactive Exploration Inc, of

Suite 1150— 355 Burrard Street

Vancouver, British Columbia V6C 2G8

(hereinafter called the “Optionee”)

OF THE SECOND PART

WHEREAS:

A.

The Optionor is the beneficial owner of an undivided 100% interest in thirteen mineral claims (the “Claims”) as more particularly described in Schedule “A” attached hereto, situated in the Clinton Mining Division in the Province of British Columbia; and

B.

The Optionor has agreed to grant an option to sell an undivided 85% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionor hereby gives and grants to the Optionee the sole and exclusive option (“Option”) to purchase an undivided 85% interest in and to the Claims subject to the following terms and conditions:

1.1

The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionor as follows:

(a)

the payment of the sum of $10,000 upon th.e the Optionee receiving notice from the TSX Venture Exchange to the approval of the terms of this Agreement;

(b)

the payment of the sum of $10,000 one year from the date of this Agreement;

(c)

the payment of the sum of $10,000 two years from the date of this Agreement;

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(d)

the issuance of a total of 300,000 shares in the capital of the Optionee to be issued as follows:

(i)

100,000 shares upon the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement;

(ii)

100,000 shares upon the first anniversary date of this Agreement; and

(iii)

100,000 shares upon the second anniversary date of this Agreement;

(e)

the issuance of an additional 300,000 shares in the capital of the Optionee upon the Optionee receiving a positive feasibility study recommending placing the Claims into commercial production; and

(f)

the Optionee completing an exploration program on the Claims in the amount of $100,000 to be completed on or before the first anniversary date of this Agreement.

1.2

Upon the Optionee making the payments set out in paragraphs 1.1(a), (b) and (c), issuing the shares as set out in paragraph 1.1(d) hereof and making the exploration expenditures as set out in paragraph 1.1(1), the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 85% interest in the Claims and the Optionor and Optionee shall enter into a joint venture agreement providing for the future exploration and development of the Claims on terms in accordance with industry practices.

2.1

As additional consideration for the Optionor entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionor.

2.2

For the purpose of this clause “Net Smelter Returns” shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionor or his representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3

The Optionee shall at any time have the right to purchase 1% of the 2% Net Smelter Return Royalty from the Optionor by paying the Optionor the sum of $500,000.

3.1

During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect,

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examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1

The Optionor represents and warrants that it is the beneficial owner of an undivided

100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that it has full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

4.2

The Optionee represents and warrants to the Optionor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

5.1

The Optionor agrees to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 85% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.

During the currency of this Agreement the Optionee agrees to:

(a)

keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)

conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the Province of British Columbia and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Claims.

7.1

The Option shall forthwith terminate:

(a)

upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1 hereof by the dates specified;

(b)

upon the Optionee giving notice of termination to the Optionor; or

(c)

upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

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7.2

Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3

In the event the Optionee terminates the Option, the Qptionee shall, forthwith transfer any interest it has in the Claims to the Optionor for the sum of $10.00.

8.

The Optionee or assigns shall at any time within one year of the start of commercial production of the Claims have the right to purchase all of the Optionor’s 15% interest in the

Claims from the Optionor by paying the Optionor or his partners or assigns the sum of

$3,000,000 for each 5% interest.

9.

On-Track Exploration Ltd. will have the first right of refusal to conduct all exploration on the Claims during the Option, such first right of refusal to be exercised within fifteen days notice of such programs.

10.

The rights of neither party shall be prejudiced by events beyond a party’s reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

11.

The data and information coming into the possession of the Optionor by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

12.

Nothing in this Agreement shall be deemed to constitute the Optionor the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

13.

Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

14.

The Optionor and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

15.

This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

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16.

Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pm-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

17.

The Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionor acknowledges and agrees that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

18.

An area of common interest shall be deemed to comprise that area which is included within five kilometers of the outermost boundary of the Claims as at the date of this Agreement. Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the date of this Agreement which have not been added to the Claims, if at anytime during the subsistence of this Agreement any party (in this paragraph only called the “Acquiring Party”) stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claims, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in paragraph 18 the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the cost thereof and all details in possession of that party with respect to the nature of the property and the known mineralization. The other party shall have a period of thirty days to give notice of whether it elects to have such additional mineral rights form part of the Claims and each party shall pay an amount equal to its % ownership of the Claims of costs in acquiring the additional mineral rights.

19.

This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

20.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

FAYZ YACOUB

/s/ Fayz Yacoub

INTERACTIVE EXPLORATION INC.

Per: /s/ Len Harris

Authorized Signatory

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SCHEDULE “A”

Claim Name	Number of Units	Record Number	Record Date	Expiry Date
Stirrup 1	1	407567	Jan. 14, 2003	Jan. 12, 2005
Stirrup 2	1	407566	Jan. 14, 2003	Jan. 12, 2005
Stirrup 3	1	407569	Jan. 14, 2003	Jan. 12, 2005
Stirrup 4	1	407570	Jan. 14, 2003	Jan. 12, 2005
Stirrup 5	1	407571	Jan. 14, 2003	Jan. 12, 2005
Stirrup 6	1	407572	Jan. 14, 2003	Jan. 12, 2005
Stirrup 7	1	408494	March 4, 2004	Feb. 28, 2005
Stirrup 8	1	408495	March 4, 2004	Feb. 28, 2005
Stirrup 9	1	408496	March 4, 2004	Feb. 28, 2005
Stirrup 10	15	408500	March 4, 2004	March 1,2005
Stirrup 11	1	408497	March 4, 2004	Feb. 28, 2005
Stirrup 12	1	408498	March 4, 2004	March 1,2005
Stirrup 13	1	408499	March 4, 2004	March 1,2005

These claims are situated in the Clinton Mining Division of the Province of British Columbia.

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